Exhibit 99.1

TowerJazz Announces Second Quarter 2019 Results with
Strong Organic Growth and Guides Third Quarter
Revenue Increase with Continued Organic Growth

Announcing 300mm fab capacity expansion plan to fulfill increased customers’ demand

MIGDAL HAEMEK, ISRAEL – July 29, 2019– TowerJazz (NASDAQ: TSEM & TASE: TSEM) reported today its results for the second quarter ended June 30, 2019.

Second Quarter Results Overview

Revenues for the second quarter of 2019 were $306 million, reflecting 11% quarter over quarter organic growth (defined as total revenue excluding revenues from Panasonic in the TPSCo fabs and revenues from Maxim in the San Antonio fab). This organic growth of $20 million is offsetting to a great extent the $22 million Panasonic revenue reduction per the revised terms of the previously announced Panasonic contract extension and a Maxim revenue reduction per the San Antonio fab acquisition agreement.

Gross and operating profits for the second quarter of 2019 were $53 million and $18 million, respectively, as compared to $63 million and $27 million, respectively, in the prior quarter. The 11% organic revenue growth and efficiencies enabled the company to mitigate approximately 55% and 60% of the full impact from Panasonic revenue reduction over the gross and operating profits, respectively.

EBITDA for the second quarter of 2019 was $70 million, as compared to $79 million in the first quarter of 2019, also reflecting approximately 60% mitigation of the above described $22 million impact.

Net profit for the second quarter of 2019 was $21 million, or $0.20 diluted earnings per share, as compared to net profit of $26 million or $0.25 diluted earnings per share in the prior quarter.

Free cash flow for the quarter was $28 million, with $72 million cash flow from operations and $44 million investments in fixed assets, net. The other main cash activities during the second quarter of 2019 were $27 million investment in short-term deposit and marketable securities and $7 million debt repayments.

Cash and cash equivalents including short term deposits and marketable securities, net of short and long-term debt, as of June 30, 2019, is $378 million as compared to $374 million as of December 31, 2018.

Shareholders' equity as of June 30, 2019 was a record $1.29 billion, as compared to $1.24 billion as of December 31, 2018.

Capacity Expansion Plan

Following substantial increase in TPSCo’s 300mm foundry utilization and a forecasted customer demand exceeding the current capacity capabilities, TowerJazz is announcing a capacity expansion plan for the Uozu fab in Japan, adding capacity for the highly differentiated 300mm RF SOI, 65nm BCD Power Management and CMOS image sensor platforms and will allocate an amount of about $100 million to this plan. Capacity is targeted to be installed during the first half of 2020.

Business Outlook

TowerJazz expects revenues for the third quarter of 2019 to grow to approximately $312 million, with an upward or downward range of 5%, representing 6% quarter over quarter organic revenue growth.

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “We are pleased with our second quarter results, having achieved strong organic growth and guiding further increased organic and total revenues growth for the third quarter. We are executing on exciting opportunities within all of our business units, many of which segue into new and large served markets. Of particular interest, our 300mm activities have resulted in strong demand and forecasted excess demand for which we are now investing to fulfill.”

Teleconference and Webcast

TowerJazz will host an investor conference call today, Monday, July 29, 2019, at 10:00a.m. Eastern time (9:00a.m. Central time, 8:00a.m. Mountain time, 7:00a.m. Pacific time and 5:00p.m. Israel time) to discuss the Company’s financial results for the second quarter of 2019 and its outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com or by calling 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived on TowerJazz’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release, which we describe in this release as “adjusted” financial measures, is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding financing and other income (expense), net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release, is calculated to be cash from operating activities (in the amounts of $72 million, $75 million and $77 million for the three months periods ended June 30, 2019, March 31, 2019 and June 30, 2018, respectively) less cash for investments in property and equipment, net (in the amounts of $44 million, $42 million and $40 million for the three months periods ended June 30, 2019, March 31, 2019 and June 30, 2018, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. With regards to our balance sheet as of June 30, 2019, as disclosed in Note 2Y to our annual financial statements for the year ended December 31, 2018, we implemented ASU 2016-02 “Leases” effective January 1, 2019 with regards to lease right-of-use assets and lease liabilities, which implementation resulted in our lease contracts value presentation under property and equipment, net, short-term debt and long-term debt as of June 30, 2019. In addition, short-term debt as of June 30, 2019 includes $18 million of the first installment payment scheduled in March 2020 for series G bonds.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

CONTACTS:
Noit Levy | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, +1 (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of June 30, 2019 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities, including TPSCo and the San Antonio facility, (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxi) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiii) meeting regulatory requirements worldwide, including environmental and governmental regulations; (xxxiv) negotiation and closure of a definitive agreement in relation to fab establishment in China, as well as project implementation through required outside funding and resources and receipt of future proceeds therefrom; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

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(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	June 30,	December 31,
	2019	2018
	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$405,158	$385,091
Short-term deposits	147,032	120,079
Marketable securities	146,893	135,850
Trade accounts receivable	123,789	153,409
Inventories	174,806	170,778
Other current assets	22,374	22,752
Total current assets	1,020,052	987,959

LONG-TERM INVESTMENTS	36,874	35,945

PROPERTY AND EQUIPMENT, NET	707,122	657,234

INTANGIBLE ASSETS, NET	11,279	13,435

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	89,171	88,404

TOTAL ASSETS	$1,871,498	$1,789,977

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$45,173	$10,814
Trade accounts payable	92,747	104,329
Deferred revenue and customers' advances	7,975	20,711
Other current liabilities	65,904	67,867
Total current liabilities	211,799	203,721

LONG-TERM DEBT	275,914	256,669

LONG-TERM CUSTOMERS' ADVANCES	27,230	28,131

LONG-TERM EMPLOYEE RELATED LIABILITIES	14,295	13,898

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	47,403	51,353

TOTAL LIABILITIES	576,641	553,772

TOTAL SHAREHOLDERS' EQUITY	1,294,857	1,236,205

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,871,498	$1,789,977

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2019	2019	2018

REVENUES	$306,064	$310,107	$335,138

COST OF REVENUES	252,657	246,956	256,610

GROSS PROFIT	53,407	63,151	78,528

OPERATING COSTS AND EXPENSES:

Research and development	18,812	19,168	18,173
Marketing, general and administrative	16,838	16,641	16,115

	35,650	35,809	34,288

OPERATING PROFIT	17,757	27,342	44,240

FINANCING AND OTHER INCOME (EXPENSE), NET	947	725	(5,453)

PROFIT BEFORE INCOME TAX	18,704	28,067	38,787

INCOME TAX BENEFIT (EXPENSE), NET	1,018	(1,667)	(2,778)

PROFIT BEFORE NON CONTROLLING INTEREST	19,722	26,400	36,009

NON CONTROLLING INTEREST	1,214	(184)	1,733

NET PROFIT	$20,936	$26,216	$37,742

BASIC EARNINGS PER SHARE	$0.20	$0.25	$0.38

Weighted average number of shares	106,321	105,331	98,888

DILUTED EARNINGS PER SHARE	$0.20	$0.25	$0.37

Net profit used for diluted earnings per share	$20,936	$26,216	$37,742

Weighted average number of shares	107,178	106,972	101,066

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$20,936	$26,216	$37,742
Stock based compensation	3,884	3,823	2,678
Amortization of acquired intangible assets	494	1,641	1,652
ADJUSTED NET PROFIT	$25,314	$31,680	$42,072

ADJUSTED EARNINGS PER SHARE:

Basic	$0.24	$0.30	$0.43
Diluted	$0.24	$0.30	$0.42

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Six months ended
	June 30,
	2019	2018

REVENUES	$616,171	$647,848

COST OF REVENUES	499,613	503,155

GROSS PROFIT	116,558	144,693

OPERATING COSTS AND EXPENSES:

Research and development	37,980	36,439
Marketing, general and administrative	33,479	32,109

	71,459	68,548

OPERATING PROFIT	45,099	76,145

FINANCING AND OTHER INCOME (EXPENSE), NET	1,672	(9,222)

PROFIT BEFORE INCOME TAX	46,771	66,923

INCOME TAX EXPENSE, NET	(649)	(3,733)

PROFIT BEFORE NON CONTROLLING INTEREST	46,122	63,190

NON CONTROLLING INTEREST	1,030	670

NET PROFIT	$47,152	$63,860

BASIC EARNINGS PER SHARE	$0.45	$0.65

Weighted average number of shares	105,829	98,693

DILUTED EARNINGS PER SHARE	$0.44	$0.63

Net profit used for diluted earnings per share	$47,152	$63,860

Weighted average number of shares	107,078	101,090

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$47,152	$63,860
Stock based compensation	7,707	6,045
Amortization of acquired intangible assets	2,135	3,313
ADJUSTED NET PROFIT	$56,994	$73,218

ADJUSTED EARNINGS PER SHARE:

Basic	$0.54	$0.74
Diluted	$0.53	$0.72

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2019	2019	2018

GAAP OPERATING PROFIT	$17,757	$27,342	$44,240
Depreciation of fixed assets	47,966	46,041	46,978
Stock based compensation	3,884	3,823	2,678
Amortization of acquired intangible assets	494	1,641	1,652
EBITDA	$70,101	$78,847	$95,548

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2019	2019	2018

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$408,098	$385,091	$464,661

Net cash provided by operating activities	72,156	74,868	76,929
Investments in property and equipment, net	(43,727)	(41,718)	(40,148)
Exercise of options, net	--	397	26
Debt received (repaid), net	(7,475)	(3,074)	3,809
Effect of Japanese Yen exchange rate change over cash balance	3,205	(740)	(2,909)
Investments in short-term deposits, marketable securities and other assets, net	(27,099)	(6,726)	(15,488)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$405,158	$408,098	$486,880

FREE CASH FLOW	$28,429	$33,150	$36,781

	Six months ended
	June 30,	June 30,
	2019	2018

CASH AND SHORT-TERM DEPOSITS - BEGINNING OF PERIOD	$385,091	$445,961

Net cash provided by operating activities	147,024	151,930
Investments in property and equipment, net	(85,445)	(80,195)
Exercise of warrants and options, net	397	684
Debt repaid, net	(10,549)	(2,847)
Effect of Japanese Yen exchange rate change over cash balance	2,465	1,798
Investments in short-term deposits, marketable securities and other assets, net	(33,825)	(30,451)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$405,158	$486,880

FREE CASH FLOW	$61,579	$71,735

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended		Three months ended
	June 30,	June 30,	June 30,	March 31,	June 30,
	2019	2018	2019	2019	2018

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$46,122	$63,190	$19,722	$26,400	$36,009

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	104,867	107,470	52,853	52,014	53,493
Effect of exchange rate differences on debentures	6,205	(6,537)	2,204	4,001	(4,797)
Other income, net	(445)	(1,600)	(428)	(17)	(1,578)
Changes in assets and liabilities:
Trade accounts receivable	31,271	(10,262)	12,665	18,606	(18,351)
Other assets	(5,755)	9,083	(2,050)	(3,705)	5,713
Inventories	(3,017)	(9,405)	378	(3,395)	(6,713)
Trade accounts payable	(15,204)	3,909	(12,553)	(2,651)	10,222
Deferred revenue and customers' advances	(13,649)	(6,178)	(2,964)	(10,685)	(5,466)
Other current liabilities	(1,846)	9,136	2,957	(4,803)	13,355
Long-term employee related liabilities	39	(194)	(29)	68	193
Deferred tax, net and other long-term liabilities	(1,564)	(6,682)	(599)	(965)	(5,151)
Net cash provided by operating activities	147,024	151,930	72,156	74,868	76,929

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(85,445)	(80,195)	(43,727)	(41,718)	(40,148)
Investments in deposits, marketable securities and other assets, net	(33,825)	(30,451)	(27,099)	(6,726)	(15,488)
Net cash used in investing activities	(119,270)	(110,646)	(70,826)	(48,444)	(55,636)

CASH FLOWS - FINANCING ACTIVITIES

Debt received (repaid), net	(10,549)	(2,847)	(7,475)	(3,074)	3,809
Exercise of options	397	684	--	397	26
Net cash provided by (used in) financing activities	(10,152)	(2,163)	(7,475)	(2,677)	3,835

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	2,465	1,798	3,205	(740)	(2,909)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	20,067	40,919	(2,940)	23,007	22,219
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	385,091	445,961	408,098	385,091	464,661

CASH AND CASH EQUIVALENTS - END OF PERIOD	405,158	$486,880	$405,158	$408,098	$486,880